File No. 70-____

               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                            FORM U-1

                   APPLICATION OR DECLARATION

                             UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                    Hagerstown, MD 21740




(Name of company or companies filing this statement and addresses of principal executive offices)


                   Allegheny Energy, Inc.



(Name of top registered holding company parent of each applicant or declarant)

                         Thomas K. Henderson, Esq.
                         Vice President
                         Allegheny Energy, Inc.
                         10435 Downsville Pike
                         Hagerstown, MD 21740



(Name and address of agent for service)

Item No. 1.    Description of Proposed Transaction

     Allegheny Energy, Inc. (AE or the Company), Hagerstown,

Maryland, a registered holding company under the Public

Utility Holding Company Act of 1935, proposes, from time to

time through December 31, 2010, to grant Incentive Stock

Options, Nonqualified Stock Options, Performance Awards and

Restricted Stock (collectively, "Awards"), and to issue up

to 10 million shares of its common stock, par value $1.25

per share ("Common Stock"), pursuant to the Allegheny

Energy, Inc. 1998 Long-Term Incentive Plan (the "Plan") as

described herein.



     The AE Board of Directors has adopted the Plan, subject

to shareholder approval.  The purpose of the Plan is to

maximize the long-term success of AE, to ensure a balanced

emphasis on both current and long-term performance, to

enhance Plan participants' identification with shareholders'

interests, and to facilitate the attraction and retention of highly competent key individuals.



     The Management Review and Director Affairs Committee of

the Board of Directors of the Company (the "Committee") will administer the Plan. The Committee will consist of not less

than two directors who are not employees of AE or its

subsidiaries.  The Committee will have exclusive authority

to interpret the Plan.   The Plan permits the Committee to

grant, in its discretion, Awards to directors of the Company or certain of its subsidiaries and those employees, as

determined by the Committee, who have an impact on the long-

term performance and success of the Company.  The Committee

has the exclusive authority to determine, in its sole

discretion, those to whom awards would be granted at any

time, as well as the type, size and other terms and

conditions of each granted award, subject only to the

parameters in the Plan. The Committee may make grants under any or a combination of all of the various categories of awards that are authorized under the Plan.  Under certain

conditions, the Committee can delegate authority under the

Plan to officers or employees of the Company, and the full

Board of Directors can exercise authority conferred upon the

Committee.



     Any Awards granted pursuant to the Plan will, unless

otherwise provided in the Plan or the related award

agreement or otherwise determined by the Committee, be

subject to complete or partial forfeiture if the recipient

ceases to render substantial services on a regular basis to

AE or its subsidiaries during a designated period of time

following the grant.  Rights to an award may also be

forfeited if the recipient engages in certain conduct

detrimental to the Company's best interests.  All Awards

become vested and unforfeitable, however, upon the

occurrence of a change in control of AE (as defined in the

Plan).  Shares of Common Stock subject to terminated,

expired, surrendered or forfeited awards become available

again for issuance under the Plan.



     Nonqualified Stock Options entitle the grantee to

purchase, not more than ten years after the grant, up to the number of shares of Common Stock specified in the grant at a price set by the Committee at the time the grant is made.

The price cannot be less than fair market value on the date

of grant.



     Stock Options designated by the Committee as Incentive

Stock Options are intended to comply with Section 422 of the

Internal Revenue Code and may be granted only to employees.

The aggregate amount (calculated on the basis of the fair

market value of Common Stock at the time of each grant) of

the interest of any grantee in Incentive Stock Options that

may vest in a calendar year may not exceed $100,000.

     Restricted Stock awards are grants of shares of Common

Stock held by the Company for the benefit of the grantee

without payment of consideration by the grantee.  The

Committee will establish a restriction period for each

award.  The grantee's right to transfer the shares is

subject to restrictions, but during the restriction period,

except as may be otherwise provided in the applicable award

agreement, the grantee will be entitled to dividends paid on the Restricted Stock and will have the right to vote the

shares.



     Performance Awards are grants of rights to receive a

payment of cash and/or shares of Common Stock contingent

upon the extent to which certain predetermined performance

targets have been met during an Award Period.  The

performance targets may include such goals related to the

performance of the Company and/or the performance of a

participant as may be established by the Committee in its

discretion.



     The Committee has the discretion to establish a

dividend equivalent account (i.e. an account to which

amounts are credited equal to the dividends the option

holder would receive if the option were exercised) with

respect to any option.  The Committee also has the authority to specify that a participant can be granted a reload option

(i.e. an option that is intended to replace shares of Common

Stock used by the recipient to pay the exercise price of

and/or withholding taxes on a previously granted option).



     Common Stock used for awards under the Plan may be

authorized but unissued Common Stock or Common Stock

purchased on the open market, in private transactions or

otherwise.   The Company proposes to make a total of 10

million shares of Common Stock available for grants under

the Plan.  The number of shares available for issuance under the Plan
are subject to anti-dilution adjustments upon the

occurrence of significant corporate events.   In general,

the maximum number of shares of Common Stock that may be the subject of any award to a grantee during any calendar year

is 600,000, provided, however, that in applying this limit,

if an award is intended to be earned over more than one

calendar year, the shares subject to that award shall be

allocated to the first calendar year in which they may be

earned (without regard to any provisions of the Plan

regarding acceleration of vesting).



     The Plan has no fixed expiration date.  However, for

the purpose of awarding incentive stock options under

Section 422 of the Internal Revenue Code, the Incentive Plan

will expire ten years from its effective date.  Certain

provisions of the Plan relating to performance-based awards

under Section 162(m) of the Internal Revenue Code will

expire on the fifth anniversary of the Plan's effective

date.  The Board of Directors of the Company may terminate

or amend the Plan at any time, but may not, without

stockholder approval, increase the total number of shares of

Common Stock available for grants.



     Annual Meeting.

     Approval of the Plan requires the affirmative vote of

the holders of a majority of the shares of Common Stock

represented in person or by proxy at the annual meeting,

scheduled to be held on May 14, 1998.  AE intends to solicit proxies from its shareholders to approve the proposed plan.

AE may employ professional proxy solicitors to assist in the solicitation of proxies, and may pay their expenses and

compensation for such assistance in an amount not to exceed

$20,000.  Attached hereto as Exhibit I are forms of letters

of solicitation proposed to be used and forms of all other

documents proposed to be transmitted with such letters of

solicitation.

     Proxy Solicitation.

     AE requests that its declaration with respect to the

solicitation of proxies for voting and expenditures of money and other considerations in connection therewith be

permitted to become effective forthwith as provided in Rule

62(d).  Proxies will be solicited by mail and may be

solicited by a professional solicitor, officers, directors

and regular employees of subsidiaries of AE personally, by

telephone or facsimile.  AE may reimburse persons holding

stock in their names or the names of their nominees for

their expenses in sending solicitation materials to their

principals.  The cost of the solicitation and annual meeting is not expected to exceed $445,000.



     Except as described herein, no associate company or

affiliate of AE or any affiliate of any such associate

company has any material interest, directly or indirectly,

in the proposed transaction.




Item 2.   Fees, Commission and Expenses,
          Including Expenses of Annual Meeting of Stockholders

          The following estimated fees and expenses are

expected to be incurred by AE in connection with the annual

meeting, including the proposed proxy solicitation:


               Transfer Agent Fee for
                 Shareholders' Meeting,
                 including mailing costs          $101,000

               Proxy Solicitation                 $ 20,000

               Printing                           $ 40,000

               Broker Mailings                    $250,000

               Legal Fees                         $ 25,000

               Miscellaneous                      $  9,000
                                                  ________
                    TOTAL                         $445,000

Item 3.   Applicable Statutory Provisions

          The applicant is informed by counsel that the proposed

transactions, in whole or in part, may be subject to

Sections 6(a), 7 and 12(e) of the Public Utility Holding

Company Act of 1935 and Rules 62 and 65 thereunder.



Item 4.   Regulatory Approval

          The Company believes that no commission other than

the Securities and Exchange Commission has jurisdiction over the proposed transactions.



Item 5.   Procedure

          It is requested that the Commission's order

granting this Application or Declaration be issued as soon

as possible given the proposed timetable with respect to the annual meeting of shareholders.  There should be no

recommended decision by a hearing officer or by any other

responsible officer of the Commission and no 30-day waiting

period between the issuance of the Commission's Order and

its effective date.  The Division of Investment Management

may assist in the preparation of the Commission's decision

unless the Division opposes the matters covered by this

Application or Declaration.



Item 6.   Exhibits and Financial Statements

          (a)  Exhibits:

               B.    Allegheny Energy, Inc. 1998
                     Long-Term Incentive Plan (to
                     be filed by amendment).

               F.    Opinion of counsel.

               H.    Proposed SEC Notice.

               I.    Forms of Notice of Annual Meeting,
                     Proxy Statement and Proxy (to
                     be filed by amendment).

          (b)  Financial Statements

               None.


Item 7.   Information as to Environmental Effects.

           (a)  For the reasons set forth in
                Item 1, the authorization applied for
                herein does not require major federal
                action significantly affecting the
                quality of the human environment for
                purposes of Section 102(2)(C) of the
                National Environmental Policy Act (42
                U.S.C. 4232(2)(C)).

          (b)   Not applicable.

                           SIGNATURE


     Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned company has

duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  March 12, 1998             ALLEGHENY ENERGY, INC.


                                   /s/ Carol G. Russ

                                   By: Carol G. Russ
                                       Counsel